Exhibit 99.1

EXECUTION VERSION

Constellium N.V.

Class A Ordinary Shares, nominal value €0.02 per share

Underwriting Agreement

October 31, 2017

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

As Representatives of the several Underwriters

named in Schedule I hereto,

Ladies and Gentlemen:

Constellium N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands and having its corporate seat in Amsterdam, The Netherlands (the “Company”), proposes, subject to the terms and conditions stated in this Underwriting Agreement (this “Agreement”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) for whom you are acting as representatives (the “Representatives”), an aggregate of 25,000,000 Class A Ordinary Shares, nominal value €0.02 per share (the “Ordinary Shares”), and, at the election of the Underwriters, up to 3,750,000 additional Ordinary Shares. The aggregate of 25,000,000 Ordinary Shares to be sold by the Company are herein called the “Firm Shares” and the aggregate of 3,750,000 additional Ordinary Shares to be sold by the Company at the election of the Underwriters on the terms set forth herein are herein called the “Optional Shares”. The Firm Shares and the Optional Shares that the Underwriters elect to purchase pursuant to Section 2 hereof are herein collectively called the “Shares”.

1.        The Company represents and warrants to, and agrees with, each of the Underwriters that:

(i)        An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”) on Form F-3 (File No. 333- 221221) in respect of the Shares has been filed with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective upon filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Base Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto but excluding Form T-1 (if any) and including any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430(B) to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(a)(iii) hereof) is hereinafter called the “Pricing Prospectus”; and the final prospectus or final prospectus supplement (including the Base Prospectus) in the form first filed pursuant to Rule 424(b) under the Act, is hereinafter called the “Prospectus”; any reference herein to the Base Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed (and not furnished) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Base Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company on Form 20-F filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”);

(ii)         No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the Pricing Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;

(iii)         For the purposes of this Agreement, the “Applicable Time” is 5:30 p.m. (Eastern time) on the date of this Agreement; the Pricing Prospectus, as supplemented by the information listed on Schedule II(c) hereto, taken together (collectively, the “Pricing Disclosure Package”), as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule II(a) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package, as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information consists of the information described as such in Section 9(f);

(iv)         No documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule II(b) hereto;

(v)         (A) The Registration Statement conforms, and any further amendments or supplements to the Registration Statement, will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (B) the Prospectus and any further amendments or supplements to the Prospectus will conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information consists of the information described as such in Section 9(f);

(vi)         Except as disclosed in the Pricing Prospectus, since the date of the latest audited or reviewed financial statements included in the Pricing Prospectus there has been no material adverse change, nor any development that could reasonably be expected to result in a material adverse change, in the financial condition, business, properties or results of operations of the Company and its subsidiaries taken as a whole, and, except as disclosed in or contemplated by the Pricing Prospectus, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock;

(vii)         The Company and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them (other than intellectual property rights, which is addressed in clause (xxvi) of this Section 1), in each case free and clear of all liens, encumbrances and defects except such as are described in the Pricing Prospectus, such as do not materially affect the value of such property, taken as a whole, and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or such as will be terminated or released on or prior to the Time of Delivery; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”) except as may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(viii)        The Company has been duly incorporated and is validly existing as a Dutch public company with limited liability under the laws of The Netherlands, with all corporate power and authority necessary to own or hold its properties and conduct its business as described in the Pricing Prospectus, and has been duly qualified as a foreign entity for the transaction of business and is in good standing (where such concept exists) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The entities listed on Schedule IV hereto are the only direct or indirect subsidiaries of the Company. Each of the subsidiaries listed on Schedule IV as “Significant Subsidiaries” has been duly incorporated, formed or organized and is validly existing as a corporation, limited liability company or other business entity in good standing (where such concept exists) under the laws of its jurisdiction of incorporation, formation or organization, with power and authority to own or hold its properties and conduct its business as described in the Pricing Prospectus, and each Significant Subsidiary has been duly qualified as a foreign entity for the transaction of business and is in good standing (where such concept exists) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except where the failure to have such power or authority or to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ix)         The Company has, and at each Time of Delivery will have, an authorized capitalization as set forth under “Capitalization” and “Description of Capital Stock” in the Pricing Prospectus and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, and are not subject to preemptive or similar rights, and the Ordinary Shares will conform to the descriptions thereof contained in the Pricing Prospectus in all material respects; and all of the issued shares of capital stock, partnership interests or membership interests, as applicable, of each Significant Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and (except for directors’ qualifying shares and except as otherwise set forth in the Pricing Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for liens, encumbrances, equities or claims which will be terminated or released on or prior to the Time of Delivery;

(x)         The issue and sale of the Shares to be sold by the Company, the execution, delivery and performance by the Company with this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (A) any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the

Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (B) the charter, bylaws or similar organizational documents of the Company or any of its subsidiaries, or (C) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except in the case of clauses (A) and (C) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially adversely affect the consummation of the transactions contemplated hereby; and no consent, approval, authorization, order,    registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Shares to be sold by the Company, the execution, delivery and performance by the Company with this Agreement and the consummation of the transactions herein contemplated, except for the registration under the Act of the Shares, the listing of the Shares on the New York Stock Exchange (the “NYSE”) and Euronext Paris (“Euronext Paris,” and together with the NYSE, the “Exchanges”), the approval by the Financial Industry Regulatory Authority (“FINRA”) of the underwriting terms and arrangements and such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters;

(xi)         Neither the Company nor any of its subsidiaries is (A) in violation of its charter, bylaws or similar organizational documents or (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except in the case of this clause (B) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(xii)         The statements set forth in the Pricing Prospectus and the Prospectus under the caption “Description of Capital Stock”, insofar as they purport to constitute a summary of the terms of the Ordinary Shares, under the caption “Description of Certain Indebtedness”, insofar as they purport to constitute a summary of the indebtedness referred to therein, are accurate in all material respects; and the statements set forth in the Pricing Prospectus and the Prospectus under the caption “Material Tax Consequences”, insofar as such statements purport to summarize the provisions of certain United States federal income tax laws specifically referred to therein, are accurate in all material respects, subject to the beliefs, expectations, limitations, qualifications, exceptions, and assumptions set forth herein and therein and subject to the assumptions and beliefs described therein and herein being true;

(xiii)         Other than as set forth in the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company is a party or of which any property or assets of the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company is the subject which, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially adversely affect the consummation of the transactions contemplated hereby; and, to the Company’s knowledge, no such proceedings are threatened by governmental authorities or others;

(xiv)         The Company is not and, after giving effect to the offering and the application of the proceeds thereof as set forth in the Pricing Prospectus, will not be, required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(xv)         (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Shares in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405.

(xvi)         The financial statements, together with the related notes, included in the Pricing Prospectus present fairly in all material respects the consolidated financial position of the entities to which they relate as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such financial statements have been prepared in conformity with International Financial Reporting Standards (as issued by the International Accounting Standards Board and as adopted by the European Union, “IFRS”) as applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. PricewaterhouseCoopers Audit S.A. (“PWC”), who have expressed their opinion as to the audited financial statements of the Company and its subsidiaries included in the Pricing Prospectus and the Prospectus, are independent public accountants as required by the Act and the rules and regulations of the Commission. The other financial information included in the Pricing Prospectus has been derived from the accounting records of the entities and presents fairly the information shown thereby;

(xvii)         Except as set forth in the Pricing Prospectus, the Company, its subsidiaries and the Company’s Board of Directors (the “Board”) are in material compliance with (a) all applicable provisions of The Sarbanes-Oxley Act of 2002 and (b) all applicable rules of the Exchanges (the “Exchange Rules”);

(xviii)         The Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with the applicable requirements of the Act, the Exchange Act and the Exchange Rules and are sufficient to provide reasonable assurance that (i) information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure, (ii) transactions are executed in accordance with management’s general or specific authorizations, (iii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iv) access to assets is permitted only in accordance with management’s general or specific authorization and (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the Audit Committee (the “Audit Committee”) of the Board in accordance with the applicable requirements of the Act, the Exchange Act and the Exchange Rules. As of the date of the latest audited financial statements included in the Pricing Prospectus, the Company does not have any significant deficiency or material weakness in Internal Controls. Since the date of the latest audited financial statements included in the Pricing Prospectus, the Company has not disclosed or reported to the Audit Committee or the Board, any adverse change in Internal Controls, any fraud involving management or other employees who have a significant role in Internal Controls, or any violation of the applicable requirements of the Exchange Act or the Exchange Rules relating to accounting matters;

(xix)         The Company has power and authority (public limited company and other) to enter into this Agreement and perform its obligations thereunder, and this Agreement has been duly authorized, executed and delivered by the Company;

(xx)         Except as disclosed in the Pricing Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the issuance and sale of the Shares to the Underwriters;

(xxi)         The Shares have been listed on the NYSE, subject to notice of issuance;

(xxii)         Except as disclosed in the Pricing Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company;

(xxiii)         Except as disclosed in the Pricing Prospectus, the Company and its subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct their business as described in the Pricing Prospectus and have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(xxiv)         No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(xxv)         The Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) that are necessary to conduct their business as described in the Pricing Disclosure Package, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(xxvi)         Except as disclosed in the Pricing Prospectus, to the best knowledge of the Company, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and except as disclosed in the Pricing Disclosure Package, the Company is not aware of any pending investigation which might lead to such a claim;

(xxvii)         No “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) under the Exchange Act (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company’s or any of its subsidiaries’ retaining any rating currently assigned to the Company or any of its subsidiaries or any indebtedness of the Company or any of its subsidiaries or (ii) has indicated to the Company that it is considering (a) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (b) any negative change in the outlook for any rating of the Company or any indebtedness of the Company or any of its subsidiaries;

(xxviii)         None of the Company or its subsidiaries, nor, to the knowledge of the Company, any of their directors, officers, agents or employees has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the rules and regulations thereunder, the U.K. Bribery Act 2010 or any similar law of the European Union or any European Union Member State or any similar law of a jurisdiction in which the Company or its subsidiaries conduct their business and to which they are lawfully subject or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment. The Company and its subsidiaries have each conducted their businesses in compliance with the FCPA and any applicable anti-bribery and anti-corruption laws or regulations of jurisdictions in which the Company or its subsidiaries conduct their business and to which they are lawfully subject and have instituted and have maintained policies and procedures designed to promote and ensure compliance with all such applicable anti-bribery and anti-corruption laws, in each case other than as set forth in the Pricing Prospectus;

(xxix)         The operations of the Company and its subsidiaries are and have been conducted in compliance with applicable financial record-keeping and reporting requirements of the anti-money laundering laws and regulations of the United States and the European Union and similar laws of any jurisdiction in which the Company or its subsidiaries conduct their business and to which they are lawfully subject, as applicable (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, its subsidiaries or, to the knowledge of the Company, any of their directors, officers, agents or employees with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(xxx)         None of the Company or its subsidiaries, nor, to the knowledge of the Company, any director, officer, agent or employee is currently subject to, or engaged in activities prohibited by, any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or equivalent European Union measure; and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently known by the Company to be subject to any U.S. sanctions administered by OFAC or any equivalent European Union measure;

(xxxi)         (A) The Company and its subsidiaries have filed all Netherlands, France and other non-U.S. and all U.S. federal, state and local tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect); (B) except as set forth in the Pricing Prospectus, the Company and its subsidiaries have paid all taxes (including any assessments, fines or penalties) required to be paid by them, except for any such taxes, assessments, fines or penalties currently being contested in good faith or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (C) the Company and each of its subsidiaries is, to the extent required, registered for the purposes of any applicable value-added tax (“VAT”) and has complied in all respects with the terms of applicable legislation relating to VAT, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(xxxii)         The Company (i) is and has at all times been resident of the Netherlands for tax purposes and is not and has not been treated as resident in any other jurisdiction for any tax purpose (including any double taxation arrangement), (ii) has, with the exception of the operations attributable to its French branch which is subject to French tax, not been subject to any material tax on its net profits in any jurisdiction other than the Netherlands, and (iii) is not required to make any deduction for or on account of any tax in the Netherlands or any other jurisdiction in which the Company does business in connection with the offering;

(xxxiii)         Under the laws and regulations of the Netherlands, all dividends and other distributions declared and payable on the Shares in cash may be freely transferred out of the Netherlands and may be freely converted into U.S. dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in the Netherlands; and, except as disclosed in the Pricing Prospectus, all such dividends and other distributions would not be subject to withholding, value added or other taxes under the laws and regulations of the Netherlands; and

(xxxiv)         Under the laws of the Netherlands the Company would not be entitled to invoke immunity from jurisdiction or immunity from execution in respect of any action arising out of its obligations under this Agreement.

2.         Subject to the terms and conditions herein set forth, (a) the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price per share of $10.505, the number of Firm Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Company by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of the Underwriters from the Company and (b) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional Shares as provided below, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the purchase price per share set forth in clause (a) of this Section 2, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by you so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction, the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to purchase hereunder.

The Company hereby grants to the Underwriters the right to purchase at their election Optional Shares, at the purchase price per share set forth in the paragraph above, provided that the purchase price per Optional Share shall be reduced by an amount per share equal to any dividends or distributions declared by the Company and payable on the Firm Shares but not payable on the Optional Shares. Any such election to purchase Optional Shares shall be made in proportion to the maximum number of Optional Shares to be sold by the Company. Any such election to purchase Optional Shares may be exercised only by written notice from you to the Company, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Shares to be purchased and the date on which such Optional Shares are to be delivered, as determined by you but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless you and the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

3.         Upon the authorization by you of the release of the Firm Shares, the several Underwriters propose to offer the Firm Shares for sale upon the terms and conditions set forth in the Prospectus.

4.         (a)         The Shares to be purchased by each Underwriter hereunder, in book-entry form, and in such amounts and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Company shall be delivered by or on behalf of the Company to Credit Suisse Securities (USA) LLC, through the facilities of the Depository Trust Company (“DTC”), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the accounts specified by the Company to Credit Suisse Securities (USA) LLC at least forty-eight hours in advance. The time and date of such delivery and payment shall be, with respect to the Firm Shares, 9:30 a.m., New York time, on November 3, 2017 or such other time and date as the Representatives and the Company may agree upon in writing, and, with respect to the Optional Shares, 9:30 a.m., New York time, on the date specified by the Representatives in each written notice given by the Representatives of the Underwriters’ election to purchase such Optional Shares, or such other time and date as the Representatives and the Company may agree upon in writing. Such time and date for delivery of the Firm Shares is herein called the “First Time of Delivery”, each such time and date for delivery of the Optional Shares, if not the First Time of Delivery, is herein called the “Second Time of Delivery”, and each such time and date for delivery is herein called a “Time of Delivery”.

(b)         The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross receipt for the Shares and any additional documents requested by the Underwriters pursuant to Section 8(l) hereof will be delivered at the offices of Underwriters’ counsel: Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 (the “Closing Location”), and the Shares will be delivered at the Designated Office, all at such Time of Delivery. A meeting will be held at the Closing Location at 4:00 p.m., New York City time, on the New York Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

5.        The Company agrees with each of the Underwriters:

(a)         To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement, the Base Prospectus or the Prospectus prior to the last Time of Delivery which shall be reasonably disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such steps including, without limitation, amending the Registration Statement or filing a new registration statement, at its own expense, as may be necessary to permit offers and sales of the Securities by the Underwriters (references herein to the Registration Statement shall include any such amendment or new registration statement);

(b)         Promptly from time to time to take such action as you may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that in connection therewith the Company shall not be required to (i) qualify as a foreign corporation, (ii) file a general consent to service of process in any jurisdiction, (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject or (iv) make any change to its charter or bylaws or similar organizational documents;

(c)         Prior to 10:00 a.m., New York City time, on the second Business Day next succeeding the date of this Agreement (or such later time as may be agreed to by the Company and the Representatives) and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus in order to comply with the Act, to notify you and upon your request to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required under the Act to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(d)         If required by the Act, to make generally available to its shareholders as soon as practicable (which may be satisfied by filing with the Commission’s EDGAR system), but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(e)         (i) During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus (the “Company Lock-Up Period”), not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any securities of the Company that are substantially similar to the Shares, including but not limited to any options or warrants to purchase shares of Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise (other than the Shares to be sold hereunder or pursuant to employee stock option, employee restricted share unit or other employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, or upon the vesting of securities subject to vesting outstanding as of, the date of this Agreement), without the prior written consent of the Representatives;

(f)         During a period of two years from the effective date of the Registration Statement, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you as soon as they are furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed, copies of any reports and financial statements provided that any report or financial statement furnished or filed with the Commission that is publicly available on the Commission’s EDGAR system shall be deemed to have been furnished to you at the time furnished to or filed with the Commission;

(g)         To use the net proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Pricing Prospectus under the caption “Use of Proceeds”;

(h)         To use its best efforts to list for trading, subject to notice of issuance, the Shares on the NYSE and to use all commercially reasonable efforts to list for trading the Shares on the Euronext; provided that the Company may take any action to delist all ordinary shares from trading and, in the event such delisting occurs, it shall have no obligation to list the Shares for trading on Euronext;

(i)         If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by you and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by you promptly after reasonable notice thereof;

(j)         If by the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the Shares remain unsold by the Underwriters, the Company will file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Shares, in a form satisfactory to you. If at the Renewal Deadline the Company is no longer eligible to file an automatic shelf registration statement, the Company will, if it has not already done so, file a new shelf registration statement relating to the Shares, in a form satisfactory to you and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be; and

(k)         To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.

6.         (a)         The Company represents and agrees that, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act and each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; any such free writing prospectus the use of which has been consented to by the Company and the Representatives is listed on Schedule II(a) hereto;

(b)         The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and the Company represents that it has satisfied and agrees that it will satisfy the conditions under Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show; and

(c)         The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representative and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.

7.         The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid all expenses incidental to the performance of its obligations under this Agreement, including (a) the fees, disbursements and expenses of counsel to the Company and the Company’s accountants in connection with the offering; (b) all expenses in connection with the execution, issue, authentication and initial delivery of the Shares and the preparation and printing of this Agreement, the Shares, the Base Prospectus, any preliminary prospectus supplements, any Issuer Free Writing Prospectuses, any documents comprising any part of the Pricing Disclosure Package, the Prospectus, all amendments and supplements thereto, and any other document relating to the issuance, offer, sale and delivery of the Shares; (c) the cost of qualifying the Shares for clearance and settlement through the facilities of DTC, Euroclear or any other domestic or international clearing agency; (d) the cost of any advertising approved by the Company in writing in connection with the issuance and sale of the Shares; (e) any filing fees and other expenses (including the reasonable fees, disbursements and expenses of counsel) incurred in connection with qualification of the Shares for sale under the laws of such jurisdictions as the Representatives shall previously designate and to the extent applicable and the printing of memoranda relating thereto; (f) costs and expenses related to the review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the Shares (including the reasonable fees, disbursements and expenses of counsel for the Underwriters relating to such review in an amount not to exceed $50,000 and (2) all filing fees); (g) fees and expenses incident to listing the Shares on the Exchanges; (h) fees and expenses in connection with the registration of the Shares under the Exchange Act; (i) expenses incurred in distributing any documents comprising any part of any Preliminary Prospectus, the Pricing Disclosure Package, the Prospectus (including any amendments and supplements thereto) and any Issuer Free Writing Prospectus to the Underwriters; and (j) all expenses and taxes incident to the sale, preparation and delivery of the Shares to the Underwriters hereunder (provided, that in connection with such sale and delivery of such Shares, the Representatives agree to pay New York State stock transfer tax, and the Company agrees to reimburse the Representatives for any portion of such tax payment not rebated, provided that the Representatives have used commercially reasonable efforts to obtain such rebate); provided that the expenses of counsel to the Underwriters in clauses (e) and (f) shall not exceed $50,000. The Company will also pay or reimburse the Underwriters (to the extent incurred by them) for all travel expenses of the Company’s officers and employees and any other expenses of the Company in connection with attending or hosting meetings with prospective purchasers of the Shares from the Underwriters or any “roadshow” in connection with the offering and sale of the Shares. Notwithstanding anything to the contrary contained in this paragraph, the Company agrees to pay 50% of the cost relating to a chartered aircraft to be used by the Underwriters and the Company in connection with such meetings with prospective purchasers or roadshow. It is understood, however, that except as provided in this Section 7 and Sections 9 and 12, the Underwriters will pay all of their respective costs and expenses, including, without limitation, fees and disbursements of their counsel and transfer taxes payable on the resale of the Shares by them.

8.         The obligations of the Underwriters hereunder, as to the Shares to be delivered at each Time of Delivery, shall be subject, in their discretion, to the condition that (i) all representations and warranties and other statements of the Company herein that are qualified by materiality, “Material Adverse Effect” or words to similar effect are, at and as of such Time of Delivery, true and correct, (ii) all representations and warranties and other statements of the Company herein that are not so qualified are, at and as of such Time of Delivery, true and correct in all material respects and (iii) the Company shall have performed all of its obligations hereunder theretofore to be performed in all material respects, and the following additional conditions:

(a)         The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission, no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

(b)         (i) Latham & Watkins LLP, counsel for the Underwriters, shall have furnished to you their written opinion letter and negative assurance letter and (ii) NautaDutilh, Netherlands counsel for the Underwriters, shall have furnished to you their written opinion letter, in each case dated such Time of Delivery, in form and substance satisfactory to you, and such counsel shall have received such papers and information as they each may reasonably request to enable them to pass upon such matters;

(c)         Wachtell, Lipton, Rosen & Katz, counsel for the Company, shall have furnished to you its written opinion and negative assurance letters, in form and substance reasonably satisfactory to the Representatives on the date hereof, dated such Time of Delivery;

(d)         Stibbe, Netherlands counsel for the Company, shall have furnished to you their written opinion, in substantially the form agreed with counsel for the Representatives on the date hereof, dated such Time of Delivery;

(e)         Jeremy Leach, Vice President and Group General Counsel and Secretary for the Company, shall have furnished to you his written opinion letter, in substantially the form agreed with counsel for the Representatives on the date hereof, dated such Time of Delivery;

(f)         On the date of the Prospectus upon the execution of this Agreement, at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at each Time of Delivery, PWC shall have furnished to you a comfort letter, dated the respective dates of delivery thereof, in form and substance satisfactory to you, concerning the financial information with respect to the Company and its consolidated subsidiaries, as applicable;

(g)         Since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any material adverse change, or any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as one enterprise, the effect of which, in any such case, is in your judgment so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus;

(h)         On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as defined in Section 3(a)(62) of the Exchange Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities;

(i)         On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on either of the Exchanges; (ii) a suspension or material limitation in trading in the Company’s securities on either of the Exchanges; (iii) a general moratorium on commercial banking activities declared by either Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (iv) or (v) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

(j)         The Shares to be sold at such Time of Delivery shall have been duly listed, subject to notice of issuance, on the NYSE;

(k)         The Company shall have obtained and delivered to the Underwriters executed copies of an agreement from each shareholder, officer and director of the Company listed on Schedule III hereto, in each case substantially to the effect set forth in Annex I hereto;

(l)         The Company shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement;

(m)        [Reserved]; and

(n)         The Company shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers of the Company satisfactory to you as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to such Time of Delivery, as to such other matters as you may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a), (g) and (h) of this Section 8.

9.         (a)         The Company will indemnify and hold harmless each Underwriter, its affiliates, directors, officers, employees and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information consists of the information described as such in Section 9(f) below.

(b)         Each Underwriter will, severally and not jointly, indemnify and hold harmless the Company, the directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Act (each, an “Underwriter Indemnified Party”) against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein (it being understood and agreed that the only such information consists of the information described as such in Section 9(f) below); and will reimburse such Underwriter Indemnified Party for any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, as such expenses are incurred.

(c)         Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 9 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability which it may have under such subsection except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the contrary; (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party; (iii) the indemnified party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors, officers, employees and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company.     No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)         If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)         The obligations of the Company under this Section 9 shall be in addition to any liability which the Company may otherwise have; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have.

(f)         It is understood and agreed that the only information in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, furnished to the Company by any Underwriter through the Representatives expressly for use therein consists of the first, second, third and fourth paragraphs under the caption “Underwriting—Price Stabilization, Short Positions and Penalty Bids.”

10.         (a)         If any Underwriter shall default in its obligation to purchase the Shares that it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company that you have so arranged for the purchase of such Shares, or the Company notifies you that it has so arranged for the purchase of such Shares, you or the Company shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

(b)         If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Shares to be purchased at such Time of Delivery, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c)         If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you, the Company as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all of the Shares to be purchased at such Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to a Second Time of Delivery, the obligations of the Underwriters to purchase and of the Company to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11.         The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

12.        If this Agreement shall be terminated pursuant to Section 10 hereof, the Company shall not then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but if for any reason other than the termination of this Agreement pursuant to Section 10 hereof or the failure of a condition specified in clauses (i), (iii), (iv) or (v) of Section 8(i) any Shares are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company shall then be under no further liability to any Underwriter except as provided in Sections 7 and 9 hereof.

13.         In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by the Representatives on behalf of the Underwriters.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

All statements, requests, notices and agreements hereunder shall be in writing, and (A) if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to (i) Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629 Facsimile: (212) 325-4296 Attention: IBCM-Legal; and (ii) Deutsche Bank Securities Inc., 60 Wall Street, 2nd Floor, New York, New York 10005, Attention: Equity Capital Markets – Syndicate Desk, with a copy to Deutsche Bank Securities Inc., 60 Wall Street, 36th Floor, New York, New York 10005, Attention: General Counsel, fax: (646) 374-1071; (B) if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth on the cover of the Registration Statement, Attention: Secretary, with a copy to: Andrew J. Nussbaum and Karessa L. Cain, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, fax: (212) 403-2000; and (C) if to any shareholder that has delivered a lock-up letter described in Section 8(l) hereof shall be delivered or sent by mail to his or her respective address provided in Schedule III hereto or such other address as such shareholder provides in writing to the Company; provided, however, that any notice to an Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company by you on request; provided further that notices under subsections 5(e) and (f) shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you at: Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629 Facsimile: (212) 325-4296 Attention: IBCM-Legal; and Deutsche Bank Securities Inc., 60 Wall Street, 2nd Floor, New York, New York 10005, Attention: Equity Capital Markets – Syndicate Desk, with a copy to Deutsche Bank Securities Inc., 60 Wall Street, 36th Floor, New York, New York 10005, Attention: General Counsel, fax: (646) 374-1071. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14.         This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 9 and 11 hereof, the other Indemnified Parties and Underwriter Indemnified Parties, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15.         Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

16.         The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

17.         This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

18.         This Agreement and any claim, controversy or dispute relating to or arising out of this Agreement (“Claim”), shall be governed by and construed in accordance with the laws of the State of New York. Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have exclusive jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against any Underwriter or any indemnified party. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, any Claim may be instituted by the Underwriters in any competent court in The Netherlands.

19.         The Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.         The Company hereby irrevocably appoints the Corporation Service Company as its agent for service of process in any suit, action or proceeding with respect to any Claim and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company and represents and warrants that such agent has agreed to act as its agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

21.         To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Company hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

22.         Unless required by applicable law, all payments by the Company to the Underwriters hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by any jurisdiction in which the Company is organized, resident, doing business or has an office from which payment is made or deemed to be made, excluding any such tax imposed by reason of any Underwriter having some connection with the taxing jurisdiction other than its participation as an Underwriter hereunder (including, if applicable, any income or franchise tax on the overall net income of an Underwriter imposed by the United States or by the State of New York or any political subdivision of the United States or of the State of New York) (all such non-excluded taxes, “Foreign Taxes”). If the Company is required to deduct or withhold Foreign Taxes or is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Foreign Taxes withheld or deducted, then amounts payable under this Agreement shall, to the extent permitted by law, be increased to such amount as is necessary to yield and remit to such Underwriters an amount which, after deduction of all Foreign Taxes (including all Foreign Taxes payable on such increased payments) equals the amount that would have been payable if no Foreign Taxes applied.

23.         The Company agrees to indemnify the Underwriters against any loss incurred by the Underwriters as a result of any judgment or order being given or made against the Company for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange in The City of New York at which such party on the date of payment of such judgment or order is able to purchase United States dollars with the amount of the Judgment Currency actually received by such party if such party had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon such party’s receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Company, shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Underwriters hereunder. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

24.         This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25.         Notwithstanding anything herein to the contrary, the Company is authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company relating to that treatment and structure, without the Underwriters imposing any limitation of any kind. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

If the foregoing is in accordance with your understanding, please sign and return to us one for the Company and the Representatives plus one for each counsel and the Custodian counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination, upon request, but without warranty on your part as to the authority of the signers thereof.

[Signature Pages Follow]

Very truly yours,

CONSTELLIUM N.V

By:	/s/ Peter R. Matt
Name:	Peter R. Matt
Title:	Chief Financial Officer & Authorized Officer

[Additional Signature Pages Follow]

[Signature Page to Underwriting Agreement]

Accepted as of the date first written above:

Credit Suisse Securities (USA) LLC

By:	/s/ Christopher F. Siska
Name:	Christopher F. Siska
Title:	Vice President

By:	Deutsche Bank Securities Inc.

By:
Name:
Title:

By:
Name:
Title:

On their own behalf and as

Representatives on behalf of each

of the Underwriters

[Signature Page to Underwriting Agreement]

Accepted as of the date first written above:

Credit Suisse Securities (USA) LLC

By:
Name:
Title:

By:	Deutsche Bank Securities Inc.

By:	/s/ Mason Parker
Name:	Mason Parker
Title:	Managing Director

By:	/s/ Alvin Varughese
Name:	Alvin Varughese
Title:	Director

On their own behalf and as

Representatives on behalf of each

of the Underwriters

Confidential

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased	Number of Optional Shares to be Purchased if Maximum Option Exercised
Credit Suisse Securities (USA) LLC	7,592,595	1,138,887
Deutsche Bank Securities Inc.	5,061,729	759,258
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,530,864	379,630
BNP Paribas Securities Corp	2,530,864	379,630
Goldman Sachs & Co. LLC	2,530,864	379,630
J.P. Morgan Securities LLC	2,530,864	379,630
Barclays Capital Inc.	444,444	66,667
BMO Capital Markets Corp.	444,444	66,667
Citigroup Global Markets Inc.	444,444	66,667
HSBC Securities (USA) Inc.	444,444	66,667
Morgan Stanley & Co. LLC	444,444	66,667

Total	25,000,000	3,750,000

2

SCHEDULE II

(a)	Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package

None

(b)	Additional documents incorporated by reference

None

(c)	Information other than the Pricing Prospectus that comprise the Pricing Disclosure Package

The public offering price per share for the Shares is $11.

The number of Shares purchased by the Underwriters is 25,000,000.

3

SCHEDULE III

Directors:

Richard B. Evans

Jean-Marc Germain

Michiel Brandjes

Martha Brooks

Philippe Guillemot

Peter F. Hartman

Guy Maugis

John Ormerod

Werner P. Paschke

Lori A. Walker

Nicolas Manardo

Officers:

Peter Basten

Nicolas Brun

Jack Clark

Ingrid Joerg

Philip Ryan Jurkovic

Jeremy Leach

Peter R. Matt

Paul Warton

4

SCHEDULE IV

* Denotes that such subsidiary is a “Significant Subsidiary” as of September 30, 2017

and under this Agreement

Subsidiary	Jurisdiction
Alabama Electric Motor Services, LLC	Delaware
Alcan International Network (Thailand) Co. Ltd.	Thailand
Alcan International Network México S.A. de C.V.	Mexico
Alcan International Network Portugal Importações e Exportações, Lda. – Em Liquidação	Portugal
Astrex Inc.	Canada
Constellium Automotive México, S. DE R.L. DE C.V	Mexico
Constellium Automotive México Trading, S. DE R.L. DE C.V.	Mexico
Constellium Automotive USA, LLC	Delaware
Constellium Automotive Žilina, s.r.o.	Slovak republic
Constellium China	China
Constellium Deutschland GmbH	Germany
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China
Constellium Extrusions Burg GmbH	Germany
Constellium Extrusions Decin s.r.o.*	Czech Republic
Constellium Extrusions Deutschland GmbH	Germany
Constellium Extrusions France	France
Constellium Extrusions Landau GmbH	Germany
Constellium Extrusions Levice S.r.o.	Slovak Republic
Constellium Finance*	France
Constellium France III	France
Constellium France Holdco*	France
Constellium Germany Holdco GmbH & Co. KG	Germany
Constellium Germany Verwaltungs GmbH	Germany
Constellium Holdco II B.V.*	Netherlands
Constellium International	France
Constellium Issoire*	France
Constellium Italy S.p.A.	Italy
Constellium Japan KK	Japan
Constellium Metal Procurement LLC	Delaware
Constellium Montreuil Juigné	France
Constellium Neuf Brisach*	France
Constellium Paris	France
Constellium Property and Equipment Company, LLC	Delaware
Constellium Rolled Products Ravenswood, LLC*	Delaware
Constellium Rolled Products Singen GmbH & Co. KG	Germany
Constellium Singen GmbH*	Germany

5

Subsidiary	Jurisdiction
Constellium Southeast Asia PTE. LTD.	Singapore
Constellium Switzerland AG*	Switzerland
Constellium-UACJ ABS LLC	Delaware
Constellium Treuhand UG (haftunsgbeschränkt)	Germany
Constellium UK Limited	United Kingdom
Constellium US Holdings I, LLC*	Delaware
Constellium US Holdings II, LLC	Delaware
Constellium Ussel	France
Constellium Valais SA*	Switzerland
Constellium W*	France
C-TEC Constellium Technology Center	France
Engineered Products International SAS*	France
Listerhill Total Maintenance Center LLC	Delaware
Wise Alloys Finance Corporation	Delaware
Wise Alloys Funding LLC	Delaware
Wise Alloys Funding II LLC	Delaware
Wise Alloys LLC*	Delaware
Wise Holdings Finance Corporation	Delaware
Wise Metals Group LLC	Delaware
Wise Metals Intermediate Holdings LLC	Delaware

ANNEX I

FORM OF LOCK-UP AGREEMENT

Constellium N.V.

Lock-Up Agreement

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Re:	Constellium N.V. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement (the “Agreement”) on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Constellium N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands (the “Company”), providing for a public offering (the “Offering”) of the Class A Ordinary Shares, nominal value €0.02 per share, of the Company (the “Shares”) pursuant to the Registration Statement on Form F-3, as amended (File No. 333- 221221) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”).

As an inducement for the Underwriters to enter into the Agreement and offer and sell the Shares, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares, or any options or warrants to purchase any Shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive Shares (including, without limitation, any Class B Ordinary Shares, nominal value €0.02 per share, of the Company), whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

AIII-1

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 90 days after the date of the final prospectus for the Offering.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, (ii) by will or intestacy, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) to any immediate family member or other dependent, (v) as a distribution to limited partners, members or stockholders of the undersigned, (vi) to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order of a court or regulatory agency, (ix) from an executive officer to the Company or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (x) in connection with transactions by any person other than the Company relating to Shares acquired in open market transactions after the completion of the Offering; (xi) to satisfy any tax obligations of the undersigned upon the exercise of stock options or vesting of outstanding restricted stock awards or other similar equity incentive awards (A) outstanding as of the date of the Agreement or (B) hereinafter granted pursuant to any exercise by the undersigned of stock options or vesting of outstanding restricted stock awards or other similar equity incentive awards that have been granted by the Company prior to, and are outstanding as of, the date of the Agreement; or (xii) with the prior written consent of the Representatives; provided that in the case of each transfer or distribution pursuant to clauses (i) through (vii), (ix) and (x) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound by the restrictions set forth herein, (b) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or voluntarily made in connection with such transfer or distribution, (c) it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such capital stock except in accordance with this Lock-Up Agreement and (d) any such transfer shall not involve a disposition for value.

The undersigned now has, and, except as contemplated by clauses (i) through (xi) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Shares except in compliance with the foregoing restrictions.

For the avoidance of doubt, the restrictions described in this Lock-Up Agreement shall apply to any Shares received by the undersigned in respect of Shares received pursuant to any equity incentive plan described in the Registration Statement.

The undersigned understands that, if (i) the Underwriting Agreement (other than the provisions which survive termination under the terms thereof) shall terminate or be terminated prior to payment for the delivery of the Shares to be sold thereunder, (ii) the Registration Statement is withdrawn by the Company, (iii) the Company notifies the Representatives that it does not intend to proceed with the Offering, or (iv) the Offering has not been completed on or prior to November 30, 2017, the undersigned shall be released from all obligations under this Lock-Up Agreement and this Lock-Up Agreement shall be of no further effect.

AIII-2

Notwithstanding anything herein to the contrary, the foregoing shall not be deemed to restrict the undersigned from purchasing Shares or exercising options or warrants to purchase Shares during the Lock-Up Period, provided in all such cases that no sale, disposition or other transfer of the underlying Shares occurs during the Lock-Up Period (other than as provided herein).

This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

[signature page follows]

AIII-3

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name

Authorized Signature

Title

AIII-4